LEVER GLOBAL CORPORATION

Level II, 9255 W. Sunset Blvd.

West Hollywood, California 90069

Tele: (800) 309-5983

October 4, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Senior Staff Accountant

Re:	Lever Global Corp (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 15, 2022
File No. 333-266157

Gentlepersons:

On behalf of the Registrant, I hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Thursday, October 6, 2022, or as soon thereafter as practical.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

By:	/s/ Trent McKendrick
Trent McKendrick, President & CEO